SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Q3 2008 Results dated November 12, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q3 2008 Results

Wednesday November 12, 1:29 am ET

Record Results for 012 Smile.Communications; Smile.Media Returns to Breakeven After Divesting MSN-Israel

PETACH TIKVA, Israel, November 12 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the third quarter ended September 30, 2008.

    Highlights

    - Revenues remain stable at NIS 294 million, adjusted EBITDA reaches NIS 80 million despite economic meltdown.

    - High financial expenses attributable primarily to the increase in the Israeli CPI to which the Group's bonds are linked and bond-related interest expenses.

    - 012 Smile.Communications delivers new records for revenues and operating income (EBIT), together with strong net income.

    - After MSN-Israel disposition, Smile.Media's continued activities return to operational breakeven.

    - Share buy-back program continues.

Financial Results for the Third Quarter

Revenues: Revenues for the third quarter of 2008 were NIS 293.8 million ($86.0 million), a 1.7% decrease compared year-over-year with NIS 298.9 million in the third quarter of 2007, and a 4.4% increase compared sequentially with NIS 281.4 million in the second quarter of 2008. These revenues reflect the record results delivered by 012 Smile.Communications.

Adjusted EBITDA: Adjusted EBITDA for the third quarter of 2008 was NIS 80.4 million ($23.5 million), a 28% increase compared year-over-year with NIS 62.9 million for the third quarter of 2007 and a 32% increase compared sequentially with NIS 60.8 million for the second quarter of 2008. This reflects the strong adjusted EBITDA recorded by Smile.Communications together with the one-time impact of the MSN transaction.

For more information regarding the use of non-GAAP financial measures, please see the notes in this press release.

Financing Expenses: Financing expenses for the third quarter were NIS 47.5 million ($13.9 million) compared with NIS 19.4 million in the third quarter of 2007 and NIS 32.6 million in the second quarter of 2008. This high level of expenses reflects the effect of changes in the Israeli CPI and interest rates on the Company's debt instruments. Specifically, the Company recorded NIS 20 million in CPI linkage expenses as a result of the quarter's 2.1% increase in the Israeli CPI, to which certain of the Company's bonds are linked. This was a non-cash financial expense that did not affect the Company's cash position. Expenses associated with the interest due on the Company's bonds during the third quarter totaled NIS 12.8 million ($3.74 million). In addition, some of the Company's investments were downgraded due to the current global economic uncertainty, obligating the Company, according to its conservative investment policies, to realize them at current low prices. This resulted in a loss of NIS
11.7 million ($3.4 million) that was recorded in Financial Expenses.

Net Results: On a U.S. GAAP basis, the Company recorded a net loss for the third quarter of 2008 of NIS (8.5) million ($2.5 million), or NIS (0.4) ($0.12) per share. This compared to a net profit of NIS 3.9 million, or NIS 0.18 per share, in the third quarter of 2007, and a net loss of NIS (8.1) million, or NIS (0.37) per share, for the second quarter of 2008.

Balance Sheet

The Company's cash, cash equivalents and short term investments as of September 30, 2008 were NIS 673.0 million ($196.7 million), an increase of 37% compared with NIS 492.1 million as of September 30, 2007. In addition, Internet Gold's bank debt decreased by 72% from NIS 231 million as of September 30, 2007 to NIS 64 million ($18.7 million) as of the end of the third quarter of 2008.

As of September 30, 2008 the Company's primary balance sheet and operational ratios showed significant improvement as compared to September 30, 2007:

    As of September 30,                                      2008    2007
    Ratio of Shareholders' Equity to Total Assets            18.5%    *14%
    Ratio of Net Debt to EBITDA                               1.3     2.8
    Adjusted EBITDA margin                                   27.0%   21.0%
    Current Ratio (Current Assets divided by Current         2.03    1.68
    Liabilities)

* Excluding NIS 85 million utilized in the buyback of the Company's shares.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are pleased to report steady progress and stable results for both of our operating segments, especially given the poor economic climate. Our communications segment achieved record revenues and operating profits during the quarter, demonstrating the resilience of a business that provides vital services to nearly a million customers, and we are pleased to have returned our media segment to operational breakeven, giving us more flexibility in charting its future strategy. As an expression of confidence in Internet Gold's long term prospects and a desire to enhance shareholder value, we continue with our buy-back of both shares and convertible bonds."

Mr. Holtzman continued, "Regarding our M&A efforts, we always have been conservative and patient in seeking out the right investments, and, given the current market environment, have become even more so. This approach led to the success of our investment in 012 Golden Lines two years ago- a transaction and process which took our Group to a whole new level - and continues to serve us well. In the meantime, we continue to manage our existing holdings closely and to maintain steady control of our expenses."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): 012 Smile.Communications achieved record revenues and operating profit (EBIT) together with strong net income for the third quarter, demonstrating the steadiness of its business despite an economic slowdown. Revenues for the third quarter were NIS 282 million ($82 million), a 1% increase as compared year-over-year with NIS 280 million for the third quarter of 2007, and a 7% increase compared sequentially with the second quarter of 2008. This increase reflected a 14% increase in revenues from the Company's broadband services, which compensated for the 35% year-over-year decrease in low-margin hubbing services (wholesale international traffic) and the decrease in the average shekel-dollar exchange rate, which declined by 16% compared to the average rate prevailing in Q3 2007. Excluding the effect of the decrease in the shekel-dollar exchange rate and the reduction in the Company's hubbing revenues, compared to the third quarter of 2007, revenues increased by 12% on a year-over-year basis.

The subsidiary's adjusted EBITDA for the third quarter was NIS 63 million ($18.4 million), a 2% increase compared year-over-year with the third quarter of 2007, and virtually unchanged as compared with the second quarter of 2008. Adjusted EBITDA margin increased to 22.2% from 21.9% in the parallel period of 2007.

Smile.Media Ltd.: Smile.Media returned to operational breakeven during the third quarter and recorded NIS 12.8 million in Other Income associated with the transfer of its MSN-Israel activities to Microsoft Corporation. The segment's revenues for the third quarter were NIS 13.0 million (US $3.8 million) and its adjusted EBITDA for the quarter (including one-time net income) was NIS 19.4 million ($5.6 million).

Other: During the third quarter, Internet Gold incurred operating expenses of approximately NIS 1.5 million (US $0.44 million). These expenses were primarily for the continued investigation of potential joint venture and M&A opportunities, and for activities related to the Company's listing on public securities exchanges, including expenses such as Investor Relations, Sarbanes Oxley compliance, insurance and legal expenses.

    Buyback Programs

    - Share Buyback Program: During the third quarter, the Company's Board of Directors approved an increase to the Company's share buyback program, authorizing the repurchase of up to an additional NIS 70 million (approximately U.S. $20.5 million) of the Company's ordinary shares. This program was undertaken after having completed the repurchase of NIS 68 million in ordinary shares in fulfillment of the program announced on November 29, 2007. The total shares repurchased through both programs as of September 30, 2008 reached 2,639,925 shares, bringing the number of total outstanding shares to 20,878,481 shares as of September 30, 2008. From October 1, 2008 to date, the total number of additional shares repurchased has reached 3,451,629 shares, bringing the total number of outstanding shares to 20,066,777 as of today.

    - Convertible Bond Buyback Program: During the third quarter, the Company invested NIS 0.5 million ($0.15 million) in the repurchase of its convertible bonds, bringing the total value of convertible bonds repurchased since the initiation of the program on January 28, 2008 to NIS 9.2 million par value. As a result of conversions of the convertible bonds, our repurchase program and our redemption of 12.5% of these bonds, NIS 93.6 million par value of the bonds remain outstanding out of an original issuance of NIS 220 million.

Conference Call Information

Management will host an interactive teleconference to discuss the results today, November 12, 2008, at 10:00 a.m. EST (17:00 Israel time). To participate, please call one of the following access numbers several minutes before the call begins:
1-888-281-1167 from within the U.S. or 1-866-9586-867 from within Canada, 0-800-4048-418 from within the U.K., or +972-3-918-0687 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of September 30, 2008 (NIS 3.4210 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

NOTE B: Non-GAAP Financial Measurements

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, depreciation expenses associated with, fixed assets (affecting relative depreciation expense) and expenses recorded for stock compensation in accordance with SFAS 123(R). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Note C: Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.421
                                        September 30 December 31 September 30
                                                2008        2007         2008
                                           (Unaudited) (Audited) (Unaudited)
                                             NIS thousands        $ thousands

    Current assets
    Cash and cash equivalents                    116,527   601,926    34,061
    Short-term investment                        556,434   162,884   162,652
    Trade receivables, net                       216,578   224,616    63,310
    Other receivables                             26,551    26,446     7,761
    Deferred taxes                                 8,472     9,707     2,476

    Total current assets                         924,562 1,025,579   270,260

    Investments
    Long-term trade receivables                    3,700     3,460     1,082
    Deferred taxes                                    34       192        10
    Assets held for employee                      21,455    20,639     6,272
    severance benefits
    Investments in investee companies                 91       291        27

                                                  25,280    24,582     7,391

    Property and equipment, net                  165,562   163,949    48,396

    Other assets, net                            484,062   519,865   141,497

    Goodwill                                     417,423   417,608   122,018

    Total assets                               2,016,889 2,151,583   589,562

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.421
                                        September 30 December 31 September 30
                                                2008        2007         2008
                                         (Unaudited)   (Audited)   (Unaudited)
                                               NIS  thousands     $ thousands

    Current liabilities
    Short-term bank credit                         50,164    77,998    14,664
    Current maturities of long-term obligations    10,084    10,734     2,948
    Accounts payable                              195,187   209,626    57,056
    Current maturities of convertible              14,898    15,354     4,355
    debentures
    Current maturities of debentures               95,279         -    27,851
    Other current liabilities                      89,012    91,131    26,019
    Total current liabilities                     454,624   404,843   132,893

    Long term liabilities
    Long-term loans and other long-term             4,224    32,265     1,235
    obligations
    Liability for termination of employer-         35,264    35,918    10,308
    employee relations
    Deferred taxes                                 46,680    59,104    13,645
    Debentures                                    832,740   848,616   243,420
    Convertible debentures                         86,640   104,640    25,326
    Total long term liabilities                 1,005,548 1,080,543   293,934

    Total liabilities                           1,460,172 1,485,386   426,827

    Minority interest                             184,403   180,410    53,903

    Shareholders' equity                          372,314   485,787   108,832

    Total liabilities and shareholders' equity  2,016,889 2,151,583   589,562

    Consolidated Statements of Operations
                                                                Convenience
                                                                translation
                                                                       into
                                                                    dollars
                                                                   $1 = NIS
                                                                      3.421
                                                                 Nine-month
                                                                     period
                              Three-month        Nine-month           ended
                              period ended       period ended     September
                              September 30       September 30            30
                              2008     2007      2008      2007        2008
                         (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
                              NIS thousands    NIS thousands    $ thousands


    Revenues               293,846   298,885   854,901   891,447  249,897

    Costs and expenses
    Cost of revenues       204,620   202,164   583,182   608,776  170,471
    Selling and
    marketing
    expenses                43,446    44,967   125,996   133,382   36,830
    General and
    administrative
    expenses                16,800    17,858    53,644    50,373   15,681
    Impairment and other         -     3,073     6,922     4,978    2,023
    charges
    Other income          (12,791)         -  (12,791)         -  (3,739)

    Total costs and        252,075   268,062   756,953   797,509  221,266
    expenses

    Income from             41,771    30,823    97,948    93,938   28,631
    operations
    Financial expenses,     47,533    19,413   102,604    44,633   29,992
    net

    Income (loss) before
    tax
    expenses               (5,762)    11,410   (4,656)    49,305  (1,361)
    Tax expenses             (815)     7,243     4,707     4,264    1,376
    (income)

    Income (loss) after
    tax
    expenses               (4,947)     4,167   (9,363)    45,041  (2,737)
    Minority interest
    (loss) in
    operations of
    consolidated
    subsidiaries             3,506       189     6,553       163    1,916

    Net income (loss)      (8,453)     3,978  (15,916)    44,878  (4,653)

    Income (loss) per
    share, basic
    Net income (loss)
    per share
    (in NIS)                (0.40)      0.18    (0.72)      2.13   (0.21)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)          21,191    22,130    21,986    21,027   21,986

    Income (loss) per
    share, diluted
    Net income (loss)
    per share
    (in NIS)                (0.40)      0.17    (0.72)      2.10   (0.21)

    Weighted average
    number
    of shares
    outstanding
    (in thousands)          21,191    22,351    21,986    21,378   21,986



    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                Convenience
                                                                translation
                                                                       into
                                                                    dollars
                                                                   $1 = NIS
                                                                      3.421
                                                                 Nine-month
                                                                     period
                              Three-month        Nine-month           ended
                              period ended       period ended     September
                              September 30       September 30            30
                              2008     2007      2008      2007        2008
                         (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)
                              NIS thousands      NIS thousands  $ thousands


    GAAP operating          41,771   30,823    97,948    93,938   28,631
    income

    Adjustments
    Amortization of
    acquired
    intangible assets        6,820    7,983    20,460    23,952    5,981
    Impairment and other         -    3,073     6,922     4,978    2,023
    charges
    Other income           (12,791)       -   (12,791)        -   (3,739)
    Other income in
    respect
    of MSN transaction      12,791        -    12,791         -    3,739
    Stock compensation
    in
    accordance with SFAS     1,239        -     2,189         -      640
    123(R)

    Non-GAAP adjusted
    operating income        49,830   41,879   127,519   122,868   37,275

    GAAP tax expenses
    (income), net             (815)   7,243     4,707     4,262    1,376

    Adjustments

    Amortization of
    acquired
    intangible assets
    Included in tax          1,841    2,316     5,523     5,970    1,615
    expenses, net

    Non-GAAP tax             1,026    9,559    10,230    10,232    2,991
    expenses, net

    Net income (loss) as    (8,453)   3,978   (15,916)   44,878   (4,653)
    reported

    Minority interest
    (loss) in operations of
    consolidated
    subsidiaries             3,506      189     6,553       163    1,916
    Tax expenses              (815)   7,243     4,707     4,262    1,376
    (income)
    Impairment and other         -    3,073     6,922     4,978    2,023
    charges
    Other income           (12,791)       -   (12,791)        -   (3,739)
    Other income in
    respect
    of MSN transaction      12,791        -    12,791         -    3,739
    Stock compensation
    in
    accordance with SFAS     1,239        -     2,189         -      640
    123(R)
    Financial expenses,     47,533   19,413   102,604    44,633   29,992
    net
    Depreciation and        37,404   28,948    94,398    91,704   27,594
    amortization

    Adjusted EBITDA         80,414   62,844   201,457   190,618   58,888



    For further information, please contact:

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: November 12, 2008